Exhibit 99.1

REPORT UNDER

NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

To:	Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on April 10, 2013 and as such votes were conducted by ballot, the number and percentage of votes cast for, against/withheld or abstentions from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Proxy Circular which was mailed to shareholders prior to the Annual Meeting and is available at www.bmo.com/investorrelations.

The Board of Directors and management of the Bank recommended that shareholders vote FOR the election as director of each of the 13 nominees listed in the Management Proxy Circular, FOR the appointment of KPMG LLP as Auditors of the Bank, FOR the advisory resolution on the Bank’s approach to executive compensation and AGAINST Shareholder Proposals 1 through 5.

1.	Election of Directors

A ballot was conducted to vote on the resolution to appoint the following 13 nominees as Directors of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their resignation or their successors are elected or appointed and the outcome was as follows:

Nominee	Votes For		Votes Withheld
Robert M. Astley	297,889,584	99.33%	1,998,166	0.67%
Janice M. Babiak	298,185,082	99.43%	1,698,973	0.57%
Sophie Brochu	297,604,157	99.24%	2,283,787	0.76%
George A. Cope	290,761,200	96.96%	9,126,550	3.04%
William A. Downe	298,119,063	99.41%	1,769,048	0.59%
Christine A. Edwards	298,102,438	99.40%	1,785,673	0.60%
Ronald H. Farmer	297,950,284	99.35%	1,937,587	0.65%
Eric La Flèche	298,005,565	99.37%	1,882,287	0.63%
Bruce H. Mitchell	298,120,652	99.41%	1,768,685	0.59%
Philip S. Orsino	297,075,760	99.06%	2,813,566	0.94%
Martha C. Piper	298,059,448	99.39%	1,829,249	0.61%
J. Robert S. Prichard	296,602,844	98.90%	3,286,253	1.10%
Don M. Wilson III	297,762,708	99.29%	2,125,837	0.71%

2.	Appointment of Shareholders’ Auditors

A ballot was conducted to vote on the resolution to appoint the firm of KPMG LLP as the auditors of the Bank for the 2013 fiscal year and the outcome was as follows:

Votes For		Votes Withheld
292,086,470	97.32%	8,038,156	2.68%

3.	Advisory Resolution on Executive Compensation

A ballot was conducted to vote on the advisory resolution on the Bank’s approach to executive compensation as outlined in the Management Proxy Circular and the outcome was as follows:

Votes For		Votes Against
290,228,066	96.90%	9,269,778	3.10%

4.	Shareholder Proposal No. 1

A ballot was conducted to vote on a shareholder proposal regarding “Pension Plans: Increased Disclosure of Oversight”” as follows:

Votes For		Votes Against		Abstentions
7,474,934	2.51%	290,013,443	97.49%	2,398,040

5.	Shareholder Proposal No. 2

A ballot was conducted to vote on a shareholder proposal regarding “Fairness of Treatment with Respect to Pension Plans” and the outcome was as follows:

Votes For		Votes Against		Abstentions
8,198,204	2.75%	289,724,028	97.25	1,967,652

6.	Shareholder Proposal No. 3

A ballot was conducted to vote on a shareholder proposal regarding “Parity Between Women and Men in Senior Management Positions” and the outcome was as follows:

Votes For		Votes Against		Abstentions
6,415,962	2.16%	290,172,422	97.84	3,295,822

7.	Shareholder Proposal No. 4

A ballot was conducted to vote on a shareholder proposal regarding “Fairness Ratio” and the outcome was as follows:

Votes For		Votes Against		Abstentions
7,961,885	2.67%	289,943,974	97.33%	1,967,200

8.	Shareholder Proposal No. 5

A ballot was conducted to vote on a shareholder proposal regarding “Report of Discussions at Annual General Meetings and Increased Dialogue with Shareholders” and the outcome was as follows:

Votes For		Votes Against		Abstentions
5,720,092	1.92%	292,151,578	98.08%	2,010,511

Dated this 10th day of April, 2013.

Bank of Montreal

BY:	/s/ Barbara M. Muir

Barbara M. Muir
Senior Vice-President, Deputy General
Counsel, Corporate Affairs and Corporate Secretary